SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated July 22, 2003, regarding appointment of new executive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	July 22, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

ScottishPower Appoints New Executive Director

ScottishPower appoints Simon Lowth as Board Director, Corporate Strategy and Development

ScottishPower is pleased today to announce the appointment to the Board of Simon Lowth as Director, Corporate Strategy and Development with effect from 1 September 2003. Simon, 41, joins ScottishPower from McKinsey and Company where he is the Director leading its UK Industrial Practice serving clients in the Energy and Utilities, Manufacturing and Transport sectors.

At ScottishPower, Simon will have responsibility for leading the formulation, presentation and delivery of corporate strategy to the Board. Reporting to Ian Russell, Chief Executive, Simon also becomes a member of the ScottishPower Executive Team.

Charles Miller Smith, ScottishPower Chairman, said “Simon brings a wealth of relevant international industry experience to his new position. We are delighted to welcome him to ScottishPower.”

Further Enquiries:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515